Exhibit 99.1

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)

90 009 237 889	31st December 2017

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000

1.	Cash flows from operating activities

1.1	Receipts from customers	60	1,339

1.2	Payments for

	(a) research and development	(2,138)	(4,184)

	(b) product manufacturing and operating costs	—	—

	(c) advertising and marketing	(85)	(131)

	(d) leased assets	—	—

	(e) staff costs	(716)	(1,586)

	(f) administration and corporate costs	(487)	(863)

1.3	Dividends received (see note 3)	—	—

1.4	Interest received	10	26

1.5	Interest and other costs of finance paid	—	—

1.6	Income taxes paid	—	—

1.7	Government grants and tax incentives	—	1,317

1.8	Other (provide details if material)	—	—

1.9	Net cash from / (used in) operating activities	(3,356)	(4,082)

2.	Cash flows from investing activities

2.1	Payments to acquire:

	(a) property, plant and equipment	(2)	(3)

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

+ See chapter 19 for defined terms
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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000

	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.2	Proceeds from disposal of:

	(a) property, plant and equipment	—	—

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.3	Cash flows from loans to other entities	—	—

2.4	Dividends received (see note 3)	—	—

2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(2)	(3)

3.	Cash flows from financing activities

3.1	Proceeds from issues of shares	—	6,562

3.2	Proceeds from issue of convertible notes	—	—

3.3	Proceeds from exercise of share options	—	—

3.4	Transaction costs related to issues of shares, convertible notes or options	(85)	(1,154)

3.5	Proceeds from borrowings	—	—

3.6	Repayment of borrowings	—	—

3.7	Transaction costs related to loans and borrowings	—	—

3.8	Dividends paid	—	—

3.9	Other (provide details if material)	—	—

3.10	Net cash from / (used in) financing activities	(85)	5,408

4.	Net increase / (decrease) in cash and cash equivalents for the period

4.1	Cash and cash equivalents at beginning of quarter/year to date	16,954	12,295

4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,356)	(4,082)

4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2)	(3)

4.4	Net cash from / (used in) financing activities (item 3.10 above)	(85)	5,408

+ See chapter 19 for defined terms
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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000

4.5	Effect of movement in exchange rates on cash held	191	84

4.6	Cash and cash equivalents at end of quarter	13,702	13,702

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000

5.1	Bank balances	6,699	14,388

5.2	Call deposits	1,608	2,300

5.3	Bank overdrafts	—	—

5.4	Other (provide details)	5,395	266

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	13,702	16,954

6.	Payments to directors of the entity and their associates		Current quarter $A’000

6.1	Aggregate amount of payments to these parties included in item 1.2		152

6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3		—

6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Directors’ fees and consulting fees at normal commercial rates

7.	Payments to related entities of the entity and their associates		Current quarter $A’000

7.1	Aggregate amount of payments to these parties included in item 1.2		—

7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3		—

7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms
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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000

8.1	Loan facilities	—	—

8.2	Credit standby arrangements	—	—

8.3	Other (please specify)	—	—

8.4	Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

9.	Estimated cash outflows for next quarter	$A’000

9.1	Research and development		2,865

9.2	Product manufacturing and operating costs		—

9.3	Advertising and marketing		75

9.4	Leased assets		—

9.5	Staff costs		731

9.6	Administration and corporate costs		1,110

9.7	Other (provide details if material)		—

9.8	Total estimated cash outflows		4,781

10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)	Acquisitions	Disposals

10.1	Name of entity	—	—

10.2	Place of incorporation or registration	—	—

10.3	Consideration for acquisition or disposal	—	—

10.4	Total net assets	—	—

10.5	Nature of business	—	—

+ See chapter 19 for defined terms
1 September 2016	Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:
	Company Secretary	Date:	22 January 2018

Print name:	Deanne Miller

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.	If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
1 September 2016	Page 5